UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong 523217

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Explanatory Note:

On March 23, 2021, Dogness (International) Corporation (the “Company”) issued a press release announcing that it will hold its 2021 Annual Meeting of Shareholders on May 18, 2021, at 9:00 a.m. China Time (9:00 p.m. Eastern Time on May 17, 2021). Shareholders of record as of the close of business on April 9, 2021 will be entitled to vote at the meeting or by proxy.

Although the Company does not provide its shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that April 1, 2021 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Dogness (International) Corporation, No. 16 N Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China, Attention: Corporate Secretary.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits No.	Description
99.1	Press Release dated March 23, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: March 23, 2021	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer